UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-14648

(Check One):     ☐  Form 10-K   ☒  Form 20-F   ☐  Form 11-K   ☐  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR                             ☐  Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EDP—Energias de Portugal, S.A.

Full Name of Registrant

Former Name if Applicable

Praça Marquês de Pombal, 12

Address of Principal Executive Office (Street and Number)

1250-162 Lisbon, Portugal

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Annual Report on Form 20-F of EDP—Energias de Portugal, S.A. (“EDP”) for the fiscal year ended December 31, 2005 (the “Form 20-F”) could not be filed within the prescribed time period without unreasonable effort or expense for the following reason:

Due to the first-time implementation of International Financial Reporting Standards (“IFRS”), as adopted by the European Commission, and considering the one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC, EDP has been required to prepare a reconciliation of IFRS financial items to U.S. GAAP and appropriate disclosure for fiscal years 2004 and 2005. EDP is preparing the reconciliation of two years of IFRS financial data to U.S. GAAP and related disclosure for the first time in connection with its annual report for 2005 on Form 20-F and is unable to finalize this information prior to its regular filing deadline for such annual report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pedro Pires (Name)	011-351-21 (Area Code)	720 2834 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EDP-Energias de Portugal, S.A.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006	/s/ António Luís Guerra Nunes Mexia
António Luís Guerra Nunes Mexia
Chief Executive Officer